

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2017

Roger Pomerantz
President and Chief Executive Officer
Seres Therapeutics, Inc.
200 Sidney Street - 4th Floor
Cambridge, MA 02139

      Re: Seres Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed March 16, 2017
            File No. 333-216735

Dear Dr. Pomerantz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance